UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number:  000-27901

                             TeleCorp Wireless, Inc.
                             -----------------------
             (Exact name of registrant as specified in its charter)

                          1010 N. Glebe Road, Suite 800
                               Arlington, VA 22201
                                 (703) 236-1100
                                 --------------
               (Address, including zip code, and telephone number,
        including area code of registrant's principal executive offices)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
            (Title of each class of securities covered by this Form)

                   10 5/8% Senior Subordinated Notes Due 2010
               11 5/8% Senior Subordinated Discount Notes Due 2009
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)  [X]         Rule 12h-3(b)(1)(i)  [ ]
            Rule 12g-4(a)(1)(ii) [ ]         Rule 12h-3(b)(1)(ii) [ ]
            Rule 12g-4(a)(2)(i)  [ ]         Rule 12h-3(b)(2)(i)  [ ]
            Rule 12g-4(a)(2)(ii) [ ]         Rule 12h-3(b)(2)(ii) [ ]
                                             Rule 15d-6           [ ]

      Approximate number of holders of record as of the certification or notice
date:   None

      Pursuant to the requirements of the Securities Exchange Act of 1934 TeleCorp PCS, Inc. (f/k/a TeleCorp-Tritel Holding Company) has caused this certificate to be signed on its behalf by the undersigned duly authorized person.(*)

Date: November 13, 2000        By:   /s/ Thomas H. Sullivan
                              ----------------------------------------
                              Thomas H. Sullivan
                              Executive Vice President-Chief Financial Officer

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* On November 13, 2000, TeleCorp PCS, Inc. was merged with TTHC First Merger
Sub, Inc., a wholly owned subsidiary of TeleCorp-Tritel Holding Company, pursuant to that certain Agreement and Plan of Reorganization and Contribution, dated as of February 28, 2000, among TeleCorp PCS, Inc., Tritel, Inc. and AT&T Wireless Services, Inc. The name of TeleCorp PCS, Inc. was subsequently changed to TeleCorp Wireless, Inc. and the name of TeleCorp-Tritel Holding Company was changed to TeleCorp PCS, Inc.